UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: February 3, 2025

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Progress and Completion of Repurchase of Own Shares, and Cancellation of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, and

Cancellation of Repurchased Shares pursuant to Article 178 of the Companies Act)

Tokyo, February 3, 2025 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) hereby announces the progress of the repurchase of its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, as follows. The repurchase of its own shares pursuant to the resolution of the meeting of the board of directors held on November 14, 2024 has completed as a result of the following repurchase.

SMFG also announces that the number of shares to be cancelled pursuant to Article 178 of the Companies Act has been finalized, as detailed below.

1.	Progress of Repurchase of Own Shares

	(1)	Type of shares repurchased:	Common stock

	(2)	Aggregate number of shares repurchased:	13,911,400 shares

	(3)	Aggregate amount repurchased:	JPY 52,963,619,300

	(4)	Repurchase period:	From January 1, 2025 to January 31, 2025 (on a contract basis)

	(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.	Cancellation of Own Shares

	(1)	Type of shares to be cancelled:	Common stock

	(2)	Number of shares to be cancelled:	40,086,100 shares (Equivalent to 1.0 % of the number of shares issued before cancellation)

	(3)	Scheduled cancellation date:	February 20, 2025

(Reference)

1.	Outline of the resolution of the meeting of the board of directors regarding the repurchase (November 14, 2024)

	(1)	Type of shares to be repurchased:	Common stock

	(2)	Aggregate number of shares to be repurchased:	Up to 60,000,000 shares (Equivalent to 1.5% of the number of shares issued (excluding treasury stock))

	(3)	Aggregate amount to be repurchased:	Up to JPY 150,000,000,000

	(4)	Repurchase period:	From November 15, 2024 to January 31, 2025

	(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.	Aggregate number of shares and amount repurchased pursuant to the above resolution

	Aggregate number of shares repurchased:		40,086,100 shares

	Aggregate amount repurchased:		JPY 149,999,888,500

3.	Outline of the resolution of the meeting of the board of directors regarding the cancellation (November 14, 2024)

	(1)	Type of shares to be cancelled:	Common stock

	(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 1 above

	(3)	Scheduled cancellation date:	February 20, 2025

4.	Treasury stock held by SMFG as of December 31, 2024

	Number of shares issued (excluding treasury stock)		3,888,127,692 shares

	Number of treasury stock		36,403,866 shares